Filed pursuant to Rule 433
Dated August 14, 2014

Relating to
Preliminary Pricing Supplement No. 1,563 dated August 12, 2014 to
Registration Statement No. 333-178081

Global Medium-Term Notes, Series H
Fixed Rate Senior Registered Notes Due 2044

Issuer:	Morgan Stanley
Principal Amount:	$950,000,000
Maturity Date:	August 21, 2044
Trade Date:	August 14, 2014
Original Issue Date (Settlement):	August 21, 2014 (T+5)
Interest Accrual Date:	August 21, 2014
Issue Price (Price to Public):	100%
Agents’ Commission:	0.12079%
All-in Price:	99.87921%
Net Proceeds to Issuer:
$941,687,500.   The net proceeds to the Issuer reflect the Price to Public set forth above as reduced by (a) the Agents’ Commission set forth above and (b) an aggregate fee of $7,165,000 that the Issuer will pay to Morgan Stanley & Co. LLC (“MS&Co.”) and Mitsubishi UFJ Securities (USA), Inc. (“Mitsubishi”) in connection with structuring services that they provided in connection with the notes.  MS&Co. is our wholly-owned subsidiary.  Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi, holds an approximately 22% interest in Morgan Stanley.  MS&Co. and Mitsubishi will not underwrite or sell any notes offered hereby.

Interest Rate:	4.70% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each February 21 and August 21, commencing February 21, 2015
Day Count Convention:	30/360
Optional Redemption:
The Issuer may, at its option, redeem the notes, in whole but not in part, on each August 21 on or after August 21, 2015, on at least 30 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to the redemption date. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the prospectus referenced below and “Optional Redemption” in the preliminary pricing supplement referenced below.

Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$1,000 and integral multiples of $1,000 in excess thereof
Business Days:	New York and Taipei
Listing:
Application will be made to the GreTai Securities Market (the “GreTai”) for the listing of, and permission to deal in, the notes by way of debt issues to professional institutional investors as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the Republic of China (“ROC”) only and such permission is expected to become effective on or about August 21, 2014.  The GreTai is not responsible for the content of the pricing supplement relating to the notes, this free writing prospectus, the accompanying preliminary pricing supplement, the accompanying prospectus supplement or the accompanying prospectus and no representation is made by the GreTai to the accuracy or completeness of the pricing supplement relating to the notes, this free writing prospectus, the accompanying preliminary pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. The GreTai expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of the pricing supplement relating to the notes, this free writing prospectus, the accompanying preliminary pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Admission to the listing and trading of the notes on the GreTai shall not be taken as an indication of the merits of the Issuer or the notes. No assurance can be given that such applications will be granted.
ISIN:	XS1099725761
Common Code:	109972576
Form:	Registered; issued under the Classic Safekeeping Structure
Issuer Ratings:	Baa2 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Positive / Negative / Stable / Negative / Stable)
Agents:
CTBC Bank Co., Ltd. (“CTBC”) and Cathay United Bank Co., Ltd. (“Cathay”).  CTBC and Cathay are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Selling Restrictions:
In addition to the selling restrictions beginning on page S-43 in the accompanying prospectus supplement dated November 21, 2011, the following selling restrictions also apply to the notes:
European Economic Area
None of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus is a prospectus for the purposes of the European Union’s Directive 2003/71 (and any amendments thereto) as implemented in member states of the European Economic Area (the “Prospectus Directive”).  This free writing prospectus, the accompanying prospectus supplement and the accompanying prospectus have been prepared on the basis that all offers of the notes described herein and therein made to persons in the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus in connection with offers of the notes.
United Kingdom
The communication of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus and any other documents or materials relating to the issue of the notes is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or within Article 49(2)(A) to (D) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”).  In the United Kingdom the notes are only available to, and any investment or investment activity to which this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus relates will be engaged in only with, relevant persons.  Any person in the United Kingdom that is not a relevant person should not act or rely on this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus or any of its or their contents.
Hong Kong
WARNING: The contents of this free writing prospectus, the accompanying prospectus supplement and the accompanying prospectus have not been reviewed by any regulatory authority in Hong Kong.  You are advised to exercise caution in relation to the offer.  If you are in any doubt about any of the contents of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus, you should obtain independent professional advice.
None of the notes has been offered or sold or will be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Chapter 571 of Hong Kong) and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.  None of this free writing prospectus, the accompanying prospectus supplement, the accompanying prospectus or their contents has been reviewed by any regulatory authority in Hong Kong.  Accordingly, no person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the applicable securities law of Hong Kong) other than with respect to the notes which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of Hong Kong) and any rules made under that Ordinance.
Singapore
None of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore.  Accordingly, none of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.  Where notes are subscribed or purchased under Section 275 by a relevant person which is:
(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferred for six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 except:
(1)  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) of the SFA or Section 276(4)(i)(B) of the SFA;
(2)  where no consideration is or will be given for the transfer;
(3)  where the transfer is by operation of law; or
(4) pursuant to Section 276(7) of the SFA.
ROC
The notes have not been, and shall not be, offered or sold, directly or indirectly, in the ROC, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC, which currently include: overseas or domestic banks, insurance companies, bills finance companies, securities firms, fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, securities investment trust enterprises, securities investment consulting enterprises, trust enterprises, futures commission merchants, futures service enterprises, and other institutions approved by the Financial Supervisory Commission of the ROC.
The notes shall only be re-sold to the professional institutional investors defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Preliminary Pricing Supplement Dated August 12, 2014
Prospectus Supplement Dated November 21, 2011
Prospectus Dated November 21, 2011